Mail Stop 3561

September 18, 2007

Robert Hipple, President
American Development & Investment Fund, Inc.
409 Brevard Avenue
P.O. Box 307
Cocoa, FL 32923-0307

> **Re:** **American Development & Investment Fund, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 814-00721**

Dear Mr. Hipple:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Mr. Robert Hipple
Phone: (321) 433-1136
Fax: (321) 406-0661